Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

July 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Attention: Deborah O’Neal
100 F Street, N.E.
Washington, D.C. 20549

Re: Newtek Business Services Corp.
Preliminary Proxy Statement – PRE 14A (filed July 20, 2022)

Dear Mr. Grzeskiewicz:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed July 20, 2022. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.Please attach a proxy card when the Company files the definitive proxy statement.

Response: The Company undertakes to file the proxy card when the Company files its definitive proxy statement.

2.Please explain the significance of this proxy statement with respect to the Company’s plan to withdraw its election to be regulated as a business development company.

Response: The Company has updated the disclosure in the proxy statement to indicate that the Proposals will have no effect on the Company’s plan to withdraw its election to be regulated as a business development company.

3.Please include in the definitive proxy statement any information that has been omitted from the preliminary proxy statement.

Response: The Company undertakes to include in its definitive proxy statement all information that has been omitted from the preliminary proxy statement.

4.In Section 5.6 of the proposed Charter Amendment, the Company states that stockholders will have the opportunity to amend the Bylaws “except that the stockholders shall not have the power to alter or repeal any provision of the Bylaws providing indemnification or advancement rights to any person.”

Response: The Company has added disclosure to the prospectus indicating that the proposed Charter Amendment would not allow shareholders to alter or repeal any provision of the Bylaws providing indemnification or advancement of rights to any person.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Dwaune Dupree at (202) 383-0206 or me at (202) 383-0218.

                            Sincerely,
                            /s/ Cynthia M. Krus
Cynthia M. Krus

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